ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

September 30, 2012

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	September 30,	December 31,
	2012	2011

ASSETS

Current
Cash and cash equivalents (Note 4)	$6,606,932	$14,512,198
Short-term investments (Note 4)	-	4,916,421
Receivables	185,423	424,522
Prepaid expenses	424,257	955,121

Total current assets	7,216,612	20,808,262

Equipment (Note 6)	665,639	754,846
Mineral property interests (Note 8)	58,701,114	52,678,763
Reclamation deposits	605,921	215,066
Other assets	138,292	132,873

Total assets	$67,327,578	$74,589,810

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$481,274	$1,804,126

Loans payable to Oyu Tolgoi LLC (Note 9)	5,130,042	4,327,878
Deferred income tax liabilities	7,809,827	9,392,614

Total liabilities	13,421,143	15,524,618

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 10)	167,428,814	165,574,192
128,877,243 (December 31, 2011 - 127,016,788) issued and outstanding
Additional paid-in capital	18,665,708	17,420,307
Accumulated other comprehensive income (Note 13)	3,861,266	1,901,351
Accumulated deficit during the exploration stage	(136,049,353)	(125,830,658)

Total stockholders' equity	53,906,435	59,065,192

Total liabilities and stockholders' equity	$67,327,578	$74,589,810
Nature and continuance of operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 17)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Inception (July 19,1995) to September 30, 2012

EXPENSES
Exploration (Note 8)	$1,228,341	$3,662,130	$7,246,412	$13,007,936	$92,001,735
General and administration	924,419	1,210,010	4,062,786	4,579,664	52,173,809
Depreciation	37,010	46,564	117,337	153,127	1,393,750
Foreign exchange loss (gain)	(354,197)	(71,046)	(249,309)	276,525	20,189
Impairment of mineral property interests	-	221,522	-	221,522	531,005
Loss (gain) on sale of mineral property interests (Note 8)	-	26,033	(104,914)	(99,883)	(1,679,437)
Loss from operations	(1,835,573)	(5,095,213)	(11,072,312)	(18,138,891)	(144,441,051)
Gain on sale of investments (Note 5)	-	1,178,254	-	3,326,275	3,326,275
Interest income	29,328	77,339	168,156	287,597	5,480,975
Interest expense (Note 5)	(58,705)	(41,887)	(166,225)	(101,857)	(391,184)
Loss from equity investee (Note 5)	(238,988)	(593,087)	(731,101)	(1,882,695)	(4,649,730)
Fair value adjustment of asset backed commercial paper	-	-	-	-	(2,332,531)
Loss from operations before income taxes	(2,103,938)	(4,474,594)	(11,801,482)	(16,509,571)	(143,007,246)
Current income tax expense	-	-	-	-	(152,190)
Deferred income tax recovery	204,780	968,356	1,582,787	4,043,118	7,110,083
Net loss	$(1,899,158)	$(3,506,238)	$(10,218,695)	$(12,466,453)	$(136,049,353)

Comprehensive income (loss):
Net loss	$(1,899,158)	$(3,506,238)	$(10,218,695)	$(12,466,453)	$(136,049,353)
Unrealized loss on available for sale securities (Note 13)	-	(1,289,069)	-	(2,747,997)	-
Foreign currency translation adjustment (Note 13)	1,921,720	(4,276,782)	1,959,915	(2,310,424)	3,861,266
Comprehensive income (loss):	$22,562	$(9,072,089)	$(8,258,780)	$(17,524,874)	$(132,188,087)

Basic and diluted net loss per share	$(0.01)	$(0.03)	$(0.08)	$(0.11)
Weighted average number of common shares outstanding	128,877,243	114,832,406	128,574,756	114,396,135

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, June 30, 2011	114,664,764	$150,633,125	$17,237,304	$6,258,144	$(117,650,665)	$56,477,908
Shares issued:
Exercise of stock options	157,308	331,728	(125,112)	-	-	206,616
Mineral property interests	700,000	1,579,168	-	-	-	1,579,168
Stock-based compensation	-	-	192,964	-	-	192,964
Foreign currency translation adjustment	-	-	-	(4,276,782)	-	(4,276,782)
Changes in available for sale securities	-	-	-	(1,289,069)	-	(1,289,069)
Net loss	-	-	-	-	(3,506,238)	(3,506,238)
Balance, September 30, 2011	115,522,072	$152,544,021	$17,305,156	$692,293	$(121,156,903)	$49,384,567
Shares issued:
Marketed offering	11,482,216	14,075,483	-	-	-	14,075,483
Mineral property interests	12,500	19,753	-	-	-	19,753
Stock-based compensation	-	-	115,151	-	-	115,151
Share issue costs	-	(1,065,065)	-	-	-	(1,065,065)
Foreign currency translation adjustment	-	-	-	1,209,058	-	1,209,058
Net loss	-	-	-	-	(4,673,755)	(4,673,755)
Balance, December 31, 2011	127,016,788	$165,574,192	$17,420,307	$1,901,351	$(125,830,658)	$59,065,192
Shares issued:
Exercise of over allotment	1,320,455	1,628,583	-	-	-	1,628,583
Exercise of stock options	-	(44,679)	44,679	-	-	-
Mineral property interests	40,000	52,293	-	-	-	52,293
Stock-based compensation	-	-	1,149,434	-	-	1,149,434
Share issue costs	-	(108,058)	-	-	-	(108,058)
Foreign currency translation adjustment	-	-	-	1,145,471	-	1,145,471
Net loss	-	-	-	-	(5,074,832)	(5,074,832)
Balance, March 31, 2012	128,377,243	$167,102,331	$18,614,420	$3,046,822	$(130,905,490)	$57,858,083
Shares issued:
Mineral property interests	500,000	326,483	-	-	-	326,483
Stock-based compensation	-	-	41,053	-	-	41,053
Foreign currency translation adjustment	-	-	-	(1,107,276)	-	(1,107,276)
Net loss	-	-	-	-	(3,244,705)	(3,244,705)
Balance, June 30, 2012	128,877,243	$167,428,814	$18,655,473	$1,939,546	$(134,150,195)	$53,873,638
Shares issued:
Stock-based compensation	-	-	10,235	-	-	10,235
Foreign currency translation adjustment	-	-	-	1,921,720	-	1,921,720
Net loss	-	-	-	-	(1,899,158)	(1,899,158)
Balance, September 30, 2012	128,877,243	$167,428,814	$18,665,708	$3,861,266	$(136,049,353)	$53,906,435
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Inception (July 19,1995) to September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,899,158)	$(3,506,238)	$(10,218,695)	$(12,466,453)	$(136,049,353)
Items not affecting cash:
Depreciation	37,010	46,564	117,337	153,127	1,393,750
Stock-based compensation	10,235	192,964	1,200,722	876,010	22,746,604
Fair value adjustment of asset backed commercial paper	-	-	-	-	2,332,531
Escrow shares compensation	-	-	-	-	2,001,832
Mineral property interest paid in stock and warrants	-	-	-	-	4,052,698
Loss from equity investee	238,988	593,087	731,101	1,882,695	4,649,730
Interest expense	58,705	41,887	166,225	101,857	391,184
Deferred income tax recovery	(204,780)	(968,356)	(1,582,787)	(4,043,118)	(7,110,083)
Gain on sale of mineral property interests	-	26,033	(104,914)	(99,883)	(1,679,437)
Impairment of mineral property interests	-	221,522	-	221,522	531,005
Gain on sale of investments	-	(1,178,254)	-	(3,326,275)	(3,326,275)
Other items not affecting cash	(353,194)	(41,887)	(247,774)	(93,396)	(202,357)
Changes in assets and liabilities:
Receivables	(12,909)	(98,071)	248,748	(30,396)	(81,305)
Prepaid expenses	(844)	(707,352)	554,350	(227,197)	(296,211)
Other assets	(16,699)	-	(49,201)	-	(49,201)
Accounts payable and accrued liabilities	(121,790)	(825,203)	(1,315,620)	414,504	196,874
Net cash used in operating activities	(2,264,436)	(6,203,304)	(10,500,508)	(16,637,003)	(110,498,014)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	-	206,616	1,628,583	608,466	131,003,994
Share issue costs	-	-	(108,058)	-	(4,866,271)
Net cash provided by financing activities	-	206,616	1,520,525	608,466	126,137,723

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition	-	-	-	-	837,263
Mineral property interests	(1,700,000)	-	(3,910,000)	-	(4,904,610)
Reclamation deposits	(207,962)	-	(207,962)	(62,819)	(419,150)
Short-term investments	-	-	5,076,271	-	-
Purchase of asset backed commercial paper	-	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	-	-	(7,465,495)
Acquisition of equipment	(16,173)	(22,752)	(33,480)	(223,019)	(2,121,199)
Proceeds from sale of mineral property interests	-	-	104,914	125,916	1,596,305
Proceeds from sale of investments	-	2,727,407	-	5,901,615	5,734,895
Net cash provided by (used in) investing activities	(1,924,135)	2,704,655	1,029,743	5,741,693	(10,773,113)

Effect of foreign currency translation on cash and cash equivalents	275,241	(1,509,277)	44,974	(531,965)	1,740,336

Change in cash and cash equivalents during the period	(3,913,330)	(4,801,310)	(7,905,266)	(10,818,809)	6,606,932
Cash and cash equivalents, beginning of period	10,520,262	15,278,670	14,512,198	21,296,169	-

Cash and cash equivalents, end of period	$6,606,932	$10,477,360	$6,606,932	$10,477,360	$6,606,932

Cash paid for interest during the period	$-	$-	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as “the Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes the Company needs additional working capital to maintain current operations for the next 12 months.

2.           BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2011. The results of operations for the nine months ended September 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

3.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2011.

4.           CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consist of the following:

	September 30, 2012	December 31, 2011
Cash at bank and in hand	$6,606,932	$10,579,061
Cash equivalent investments	-	3,933,137
Short-term investments	-	4,916,421
	$6,606,932	$19,428,619

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

5.           LONG-TERM INVESTMENTS

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 8). The Company’s share of the loss of the joint venture is $731,101 for the nine months ended September 30, 2012 (September 30, 2011 - $1,882,695) plus accrued interest expense of $166,225 for the nine months ended September 30, 2012 (September 30, 2011 - $101,857).

Asset Backed Commercial Paper

During the year ended December 31, 2011, the Company sold its asset backed notes (“AB Notes”) with a face value of C$4,007,068, and an expected maturity date of December 20, 2016, for gross cash proceeds of $2,560,687, net of taxes. The Company had designated the notes as available for sale and the notes were recorded at fair value using a discounted cash flow approach. The Company recorded a gain on sale of investments of $1,178,254 for the year ended December 31, 2011.

Australia Listed Equity Securities

During the year ended December 31, 2011, the Company sold its Australian listed securities for gross cash proceeds of $3,174,208, net of taxes. The Company recorded a gain on sale of investments of $2,148,021 for the year ended December 31, 2011.

6.           EQUIPMENT

	September 30, 2012			December 31, 2011
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$129,920	$93,482	$36,438	$125,486	$83,346	$42,140
Computer equipment	600,599	391,132	209,467	577,249	322,882	254,367
Field equipment	589,182	293,938	295,244	568,984	246,363	322,621
Buildings	436,769	312,279	124,490	422,468	286,750	135,718
	$1,756,470	$1,090,831	$665,639	$1,694,187	$939,341	$754,846

7.	ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010. The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

7.           ACQUISTIONS (cont’d...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$837,263
Receivables and deposits	174,440
Investments	895,273
Mineral property interests	47,979,966
Equipment	1,488
Accounts payable and accrued liabilities	(128,689)
Deferred income tax liability	(13,991,460)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

8.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are its interest in the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum project in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

8.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia (cont’d...)

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a first right of refusal by OTLLC.

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of September 30, 2012, the Entrée-OTLLC Joint Venture had expended approximately $23.7 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 9).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The Company assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag. The project area includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, and several early-stage copper porphyry targets including the Blackjack, Roulette and Minnesota targets.

Certain of the unpatented lode claims (part of the area formerly known as the Blackjack property) are leased to the Company pursuant to a mining lease and option to purchase agreement (“MLOPA”) with two individuals. Under the MLOPA, the Company is granted the option to purchase the claims for $500,000.  If the Company exercises its option, the claims will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million).  The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a wholly-owned subsidiary of Eurasian Minerals Inc., whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

Certain of the patented lode claims are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp.

During the nine months ended September 30, 2012, the Company, through a combination of staking and purchase agreements, acquired certain patented and unpatented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $3,721,170 and issued 40,000 common shares valued at $52,293.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

8.           MINERAL PROPERTY INTERESTS (cont’d...)

Other Properties

During the nine months ended September 30, 2012, the Company also had interests in non-material properties in Australia, United States, and Peru. Non-material properties include the following:

Australia Properties

The Company has mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, namely the Blue Rose joint venture and the Mystique farm-out. The Company holds a 51.6% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 48.4% interest. The Company has a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Minerals Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the Mystique property by expending $1 million by February 2013 and a 75% interest by expending $2.5 million by February 2015. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

The Company recorded a gain on sale of mineral property interests of $104,914 on the Northling property during the nine months ended September 30, 2012.

Empirical

During the nine months ended September 30, 2012, the Company entered into an agreement with Empirical Discovery, LLC to purchase a 100% interest in the Lordsburg and Oak Grove properties, subject to a 2% NSR royalty, pursuant to which the Company paid $100,000 and issued 500,000 common shares valued at $326,483. Empirical has an option, until March 1, 2013, to reacquire the Oak Grove property for no consideration in the event that Entrée does not complete a minimum amount of drilling prior to January 1, 2013.

Capitalized mineral property acquisition costs are summarized as follows:

	September 30, 2012	December 31, 2011

USA
Ann Mason	$56,387,302	$50,973,368
Empirical	1,002,078	532,550
Other	305,703	199,754
Total USA	57,695,083	51,705,672

AUSTRALIA
Blue Rose JV	577,847	558,927
Mystique	428,184	414,164
Total Australia	1,006,031	973,091

Total all locations	$58,701,114	$52,678,763

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

8.           MINERAL PROPERTY INTERESTS (cont’d...)

Exploration costs expensed are summarized as follows:

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011

US	$728,767	$2,922,151	$5,275,592	$10,585,946
Mongolia	395,662	667,094	1,615,462	2,175,660
Other	103,912	72,885	355,358	246,330

Total all locations	$1,228,341	$3,662,130	$7,246,412	$13,007,936

9.           LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 8), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

10.           COMMON STOCK

Share issuances

In January 2012, the underwriters for the Company’s November 2011 marketed offering exercised their over allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share. The total gross proceeds from the over allotment were $1,628,583. Related share issuance costs were $108,058.

In January 2012, the Company issued 40,000 shares at a fair value of $52,293 to acquire certain claims within or contiguous to the boundaries of its Ann Mason Project.

In June 2012, the Company issued 500,000 shares at a fair value of $326,483 to Empirical Discovery, LLC to purchase a 100% interest in the Lordsburg and Oak Grove properties.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2010	9,292,800	2.09
Granted	575,000	2.77
Exercised	(427,147)	1.66
Cancelled	(157,153)	1.32
Forfeited	(148,000)	2.31
Balance at December 31, 2011	9,135,500	2.16
Granted	1,782,000	1.25
Expired	(50,000)	1.77
Forfeited	(477,500)	1.99
Balance at March 31, 2012	10,390,000	2.02
Granted	100,000	0.73
Expired	(1,127,500)	2.17
Forfeited	(127,000)	2.28
Balance at June 30, 2012	9,235,500	1.98
Forfeited	(12,500)	1.25
Balance at September 30, 2012	9,223,000	1.98

There were 1,882,000 stock options granted during the nine months ended September 30, 2012 with a weighted average exercise price of C$1.22 and a weighted average fair value of C$0.60. The number of stock options exercisable at September 30, 2012 was 9,160,500.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

At September 30, 2012, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

1,292,500	2.00	-	April 3, 2013	1,292,500	-
12,500	1.55	-	May 21, 2013	12,500	-
37,500	2.02	-	July 17, 2013	37,500	-
1,032,000	1.55	-	September 17, 2013	1,032,000	-
5,000	1.55	-	October 10, 2013	5,000	-
1,289,000	1.32	-	February 12, 2014	1,289,000	-
1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,684,500	1.25	-	January 6, 2017	1,684,500	-
50,000	1.27	-	January 18, 2014	37,500	-
100,000	0.73	-	June 18, 2017	50,000	-
9,223,000		$-		9,160,500	$-

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.57 per share as of September 30, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of September 30, 2012 was Nil. The total intrinsic value of options exercised during the nine months ended September 30, 2012 was $Nil (September 30, 2011 - $427,483).

Stock-based compensation

1,882,000 stock options were granted during the nine months ended September 30, 2012. The fair value of stock options granted during the nine months ended September 30, 2012 was $1,124,930 (September 30, 2011 - $944,319). 2,082,000 options fully vested during the nine months ended September 30, 2012, 37,500 options will fully vest in the second half of 2012, and the remaining 25,000 options will fully vest in 2013. Stock-based compensation recognized during the nine months ended September 30, 2012 was $1,200,722 (September 30, 2011 - $876,010) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock-based compensation (cont’d…)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Cumulative to September 30, 2012
Exploration	$640	$61,426	$267,452	$108,847	$4,074,853
General and administration	9,595	131,538	933,270	767,163	18,671,751
	$10,235	$192,964	$1,200,722	$876,010	$22,746,604

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	September 30, 2012	December 31, 2011

Risk-free interest rate	1.13%	2.06%
Expected life of options (years)	4.9	4.2
Annualized volatility	73%	74%
Dividend rate	0.00%	0.00%

11.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30, 2012	December 31, 2011

Identifiable assets
USA	$59,109,094	$52,424,129
Canada	6,021,075	18,345,690
Australia	1,925,703	1,993,279
Mongolia	257,147	1,781,099
Other	14,559	45,613
	$67,327,578	$74,589,810

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

12.           FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2012, the Company had Level 1 financial instruments, consisting of cash, with a fair value of $6,606,932.

13.           ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011

Accumulated OCI, beginning of period:
Currency translation adjustment	$1,939,546	$4,969,075	$1,901,351	$3,002,717
Available for sale securities	-	1,289,069	-	2,747,997
	$1,939,546	$6,258,144	$1,901,351	$5,750,714

Other comprehensive income (loss) for the period:
Currency translation adjustments	$1,921,720	$(4,276,782)	$1,959,915	$(2,310,424)
Unrealized gain on available for sale investments	-	-	-	715,428
Release of OCI on available for sale investments	-	(1,289,069)	-	(3,463,425)
	$1,921,720	$(5,565,851)	$1,959,915	$(5,058,421)

Accumulated OCI, end of period:
Currency translation adjustment	$3,861,266	$692,293	$3,861,266	$692,293
	$3,861,266	$692,293	$3,861,266	$692,293

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited – Expressed in United States dollars)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine months ended September 30, 2012 consisted of the following items:

•
issuance of 540,000 common shares (September 30, 2011 – 740,000) in payment of mineral property acquisitions valued at $378,776 (September 30, 2011 – $1,701,357) which have been capitalized as mineral property interests.

•	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $731,101 (September 30, 3011 – $1,882,695).

15.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2012	$84,380
2013	280,219
2014	213,599
2015	217,544
2016	220,361
2017	91,817
$1,107,920

The Company incurred lease expense of $293,871 (September 30, 2011 – $275,126) for the nine months ended September 30, 2012.

16.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2012.

17.           SUBSEQUENT EVENTS

There are no subsequent events after September 30, 2012.